Cream Minerals Ltd.

Three Months Ended
June 30, 2006

1.1

Date

3

1.2

Overview and Management Discussion and Analysis

3

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Kaslo Silver Property, British Columbia

5

1.2.3

Kootenay Gemstone Property, British Columbia

5

1.2.4

Goldsmith Property, British Columbia

6

1.2.5

Stephens Lake Property, Manitoba

6

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

7

1.2.7

Mineral Property Option Payments Due In Fiscal 2007

7

1.2.8

Market and Industry Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

8

1.5

Summary of Quarterly Results

10

1.6

Liquidity

11

1.7

Capital Resources

11

1.8

Off-Balance Sheet Arrangements

12

1.9

Transactions with Related Parties

13

1.10

Fourth Quarter

14

1.11

Proposed Transactions

14

1.12

Critical Accounting Estimates

14

1.13

Critical Accounting Policies and Changes in Accounting Policies

14

1.14

Financial Instruments and Other Instruments

14

1.15

Other MD& A Requirements

14

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

15

1.15.2

Disclosure of Outstanding Share Data

15

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

1.1

Date

The effective date of this Annual report is August 29, 2006.

1.2

Overview and Management Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labor disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three months ended June 30, 2006, and the audited consolidated financial statements for the year ended March 31, 2006.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the three months ended June 30, 2006 (“Q1 fiscal 2007”), was $179,345 or $0.00 per share compared to Cream’s consolidated loss of $326,947 or $0.01 per share in the three months ended June 30, 2005 (“Q1 fiscal 2006”).

•

During Q1 fiscal 2007, Cream raised net proceeds of $1,884,069 from the issuance of 3,000,000 common shares at a price of $0.60 per unit, the exercise of 329,000 stock options, and the exercise of 65,500 warrants, compared to $700,000 raised by the issuance of 2,000,000 common shares and a share purchase warrant, at a price of $0.35 per unit in Q1 fiscal 2006.

•

During Q1 fiscal 2007, cash used in operations was $135,540 compared to $189,835 used in operations in Q1 fiscal 2006.  .

•

Exploration on the Casierra licences in Sierra Leone, including a planned dredging program, was delayed to the autumn months due to equipment delivery problems.

•

In Q1 fiscal 2007, Cream earned a 70% interest in the Casierra licences, pursuant to the option agreement signed in February 2005.

•

In Q1 fiscal 2006, the Company wrote off $113,044 in exploration costs incurred on the Fenix property in Mexico, with no comparative write-offs in Q1 fiscal 2007.

1.2.1

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”) to earn a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.

In June 2006, Cream earned an undivided 70% interest in the two exploration licences for diamonds and other minerals by issuing a total of 500,000 common shares and by completing US$800,000 in exploration expenditures on the property.  A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

interest.  If the optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

Upon fulfilling the obligations set out above, Cream will be vested with an undivided interest in the licences or in the company which holds title to the property.  In any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the licences at the time that a production lease is obtained for the licence(s).

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

Cream received an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US$1,564,000.  On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and an YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of radio navigation, GPS and Navtex systems.  The estimated cost of this is US$2,998,000.

A charter, initially planned for July or August, but delayed until the fall of 2006, has been arranged for a 40-meter ship to serve as a platform for a bulk-sampling program.  Funds from the recent financing will be applied in part to this program which will test diamond targets near the mouths of the Moa and Mano rivers, where there has been substantial alluvial diamond mining production.  Dredge and diamond concentration plant acquisition has now been completed, but deliveries have been delayed along with the charter timeline.

The objective of the bulk-sampling program is to identify a resource sufficient to support a mining operation.  The targets are based on exploration work in 1995-6 and 2005 involving extensive oceanographic surveys.  Shallow sampling of these targets resulted in the collection of 20 gem quality diamonds ranging in size from 0.22 carats to 1.22 carats.  The bulk sampling will test areas defined by detailed marine magnetic surveys carried out in June of 2005 with the same team of Russian geophysicists who were involved in the original discovery work in 1995.  A sonar profiler will be used to measure the volumes of the bulk sample pits allowing good estimates of grade to be completed for each sample site.  Mr. C. Ikona, P.Eng., Pamicon Developments Ltd., has been engaged to visit the operations and to make a technical evaluation in order to obtain an independent opinion of the operations.

Diamond products that may be recovered in the course of this program will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

this time, but can be exported for the purpose of further valuation.

Cream will spend more than US$500,000 in this phase of work with the objective of defining a resource of sufficient size to merit application for a mining licence.  It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

1.2.2

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometers of sub-parallel shear zones.  It is located 12 kilometers west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property is expected to assist in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2007, and to date the airborne survey has been flown with results pending.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the 5,800-hectare Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  To date, Cream has issued 400,000 common shares of a total 500,000 common shares and has made cash payments of $20,000 out of a total $100,000 in payments required to be made to acquire 100% of the property.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometers of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

It has been demonstrated that litho geochemistry and soil geochemistry techniques have been successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

1.2.4

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property located north of Kaslo, British Columbia, which contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometer long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Cream began the initial phase of its planned fiscal 2006 exploration program on its Goldsmith Property.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.  A new $50,000 program was commenced in the first week of July 2006, to include an additional airborne survey.

During the three months ended June 30, 2006, 50,000 common shares were issued and a cash payment of $15,000 was made on the Goldsmith Property option agreement, and 50,000 common shares were issued and a payment of $20,000 was made on the Lucky Jack claims option agreement.

Linda Dandy, P.Geo. of P&L Geological Services is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in three Mineral Exploration Licences (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”)

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

In April 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,000 common shares of the Company issued to July 28, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which may have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  After two drill programs were completed the Companies received the Stephens Lake nickel property back from BHP Billiton.  Subsequent to June 30, 2006, the Company issued 16,667 common shares and made a cash payment of $13,333 on the Trout Claim Group, pursuant to the option agreement.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

Results for the final three diamond drill holes will be released shortly, but the Company received the report the last week of August, and has not had time to prepare a news release on the results of the report.  They will be released subsequent to this quarterly report.  The Companies are assessing the many untested geophysical targets that remain on the property and will evaluate the property when the final report is received from BHP Billiton.

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the carrying value of the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retained its full interest in the property.  The original size of the property has since been reduced by approximately 33%, including the CMM 1 claims, to reduce the carrying costs, consisting of taxes paid semi-annually.

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.

1.2.7

Mineral Property Option Payments Due In Fiscal 2007

In the year ended March 31, 2007, cash payments of $93,333 are required to be made, and the issuance of 566,667 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $35,000 have been made and 400,000 common shares have been issued.

1.2.8

Market and Industry Trends

The average gold and silver prices in 2005 averaged US$444.74 and US$7.32 per ounce, respectively, and the 2006 average prices to August 28, 2006, were US$600.22 and US$11.11 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at March 31, 2006	As at March 31, 2005	As at March 31, 2004

Current assets	$ 432,366	$ 272,923	$ 1,269,340
Mineral property interests	1,323,978	705,730	1,389,607
Other assets	104,612	148,518	95,898
Total assets	1,860,956	1,127,171	2,754,845

Current liabilities	466,508	138,550	216,080
Shareholders’ equity	1,394,448	988,621	2,538,765
Total shareholders’ equity and liabilities	$ 1,860,956	$ 1,127,171	$ 2,754,845

Working capital (deficiency)	$ (34,142)	$ 134,373	$ 1,053,260

	For the years ended March 31,
	2006	2005	2004
Expenses
Amortization	$ 6,443	$ 8,536	$ --
Foreign exchange losses	3,141	13,958	10,949
Legal, accounting and audit	26,642	58,787	41,717
Management and consulting fees	37,500	30,000	30,000
Office and administration	133,781	90,536	40,086
Property investigation costs	--	25,193	1,042
Salaries and benefits	84,795	64,855	33,056
Shareholder communications	190,246	114,625	85,342
Stock-based compensation	232,287	288,601	216,328
Travel and conferences	49,139	25,673	21,199
Write-down of investments	24,999	12,191	--
Write-down of mineral property interests	172,697	1,995,978	12,573
Write-down (recovery) of value added taxes recoverable	(69,841)	91,411	--
Interest	(565)	(5,341)	(1,423)
Loss for the year	(891,264)	(2,815,003)	(490,869)
Loss per common share	$ (0.03)	$ (0.10)	$ (0.02)

Weighted average number of common shares outstanding – basic and diluted	32,188,964	28,765,766	23,188,307

1.4

Results of Operations

Three Months Ended June 30, 2006 (“Q1 fiscal 2007”), Compared to Three Months Ended June 30, 2005 (“Q1 fiscal 2006”)

In Q1 fiscal 2007, Cream incurred a loss of $179,345, or loss per common share of $0.00, compared to a loss of $326,947, or a loss of $0.01 per common share in Q1 fiscal 2006.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

Total operating expenses, before interest income, stock-based compensation, property write-downs, and foreign exchange totalled $156,093 in Q1 fiscal 2007, compared to $186,583 in Q1 fiscal 2006.  Exploration costs of $113,044 incurred on the Fenix property were written off in Q1 fiscal 2006, with no comparative write-off of mineral properties in Q1 fiscal 2007.

Cream has incurred exploration expenses in Mexico and in Sierra Leone in Q1 fiscal 2007, and there can be some foreign exchange risks associated with exploration in foreign jurisdictions.  Most significant exploration costs are denominated in United States dollars which may mitigate foreign exchange risks.  Foreign exchange increased nominally from a gain of $2,122 in Q1 fiscal 2006 to a loss of 1,359 in Q1 fiscal 2007.  The Company’s cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with these currencies compared to the Canadian dollar, and as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Legal, accounting and audit increased from $Nil in Q1 fiscal 2006 to $2,850 in Q1 fiscal 2007.  Accounting and legal fees for corporate tax returns and securities’ filings related to the Company’s year end filings are accrued monthly or on an estimated usage basis.  Actual costs may vary from accruals, but not to a significant extent, unless new acquisitions or agreements need to be prepared by legal counsel.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company in Q1 fiscal 2006.  This fee has been increased to a monthly fee of $5,000 in Q1 fiscal 2007.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $6,000 were paid in Q1 fiscal 2007 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company.  There were no consulting fees paid in Q1 fiscal 2006.

Office and administration costs decreased from $40,133 in Q1 fiscal 2006 to $20,663 in Q1 fiscal 2007.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.  Administration and activity levels were higher throughout Q1 fiscal 2007 compared to Q1 fiscal 2006, as the Company was actively engaged in exploration programs during the period.

Salaries and benefits have decreased from $33,239 in Q1 fiscal 2006 to $16,126 in Q1 fiscal 2007.  Wages are expected to be higher than in prior years and will continue to be higher due to the time required for complying with increased reporting and regulatory regulations.  Additional accounting salaries are being incurred with respect to accounting for the Casierra project costs.  The salaries and benefits will be higher in Q2 as the majority of the year end and first quarter accounting was completed in Q2 of fiscal 2007.

Stock-based compensation of $29,651 in Q1 fiscal 2006 is related to the vested portion of stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, which compares to $29,277 incurred in Q1 fiscal 2007.  The Q1 fiscal 2007 expense relates to the vested portion of stock options granted to a director in the three months ended June 30, 2006.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 131% for the stock options granted in the year ended March 31, 2006, and 90% for the stock options granted in the three months ended June 30, 2006.

Shareholder communications have increased from $58,999 in Q1 fiscal 2006 to $93,123 in Q1 fiscal

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

2007.  Currently, the Company utilizes the services of an investor relations’ consultant.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $6,000 in each fiscal period.  The Company is also incurring a monthly fee of $7,500 by Axino AG for international investor relations services.

Officers of the Company travelled to Europe in May of 2005.  The costs of these trips and fees paid were incurred in Q1 fiscal 2006, increasing travel and conference cost and shareholder communications costs.  Travel and conference expenses have decreased from $40,375 in Q1 fiscal 2006 to $1,959 in Q1 fiscal 2007.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Stephens Lake, Manitoba
Fiscal 2005
Second Quarter	--	7,410	46,829	5,348	107,634	9,696
Third Quarter	--	38,269	37,663	6,539	199,550	(10,245)
Fourth Quarter	187,536	8,695	30,298	6,073	165,764	(13,260)
Fiscal 2006
First Quarter	251,041	260	41,015	--	113,044	(6,403)
Second Quarter	42,113	748	11,698	59,655	(2)	(295)
Third Quarter	49,816	(64)	(321)	74,806	--	(241)
Fourth Quarter	34,675	--	54,459	32,391	--	32,550
Fiscal 2007
First Quarter	259,403	62,682	91,828	49,145	--	--

Quarterly information for the eight quarters to June 30, 2006, is as follows:

Statement of Operations Data (Cdn$)	Three months ended September 30, 2004	Three months ended December 31, 2004	Three months ended March 31, 2005	Three months ended June 30, 2005
Investment and other income	$ 3,711	$ 892	$ 165	$ 189
General and administrative expenses	117,267	56,935	150,764	184,441
Stock-based compensation	46,557	96,733	42,884	29,651
Property investigations	21,039	18,136	(14,034)	--
Mineral property write-downs	--	1,516,957	479,021	113,044
Write-down of investments	--	--	12,191	--
Write-down (recovery of) value added tax	--	--	91,411	--
Loss according to financial statements	181,152	1,687,869	762,071	326,947
Loss from continuing operations per common share	0.01	0.06	0.03	0.01

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

Statement of Operations Data (Cdn$)	Three months ended September 30, 2005	Three months ended December 31, 2005	Three months ended March 31, 2006	Three months ended June 30, 2006
Investment and other income	$ 49	$ 44	$ 283	$ 7,384
General and administrative expenses	134,739	89,227	123,280	157,452
Stock-based compensation	107,668	61,401	33,567	29,277
Property investigations	--	--	--	--
Mineral property write-downs	59,653	--	--	--
Write-down of investments	--	24,999	--	--
Write-down (recovery of) value added tax	(69,841)	--	--	--
Loss according to financial statements	232,170	175,583	156,564	179,345
Loss from continuing operations per common share	0.01	0.01	0.00	0.00

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2006, Cream had working capital of $1,333,819, compared to a working capital deficiency of $34,142 at March 31, 2006, and an accumulated deficit of $18,111,161 (March 31, 2006 - $17,931,816).

Investing Activities and Capital Expenditures

Current assets increased to $1,492,966 at June 30, 2006, from $432,366 at March 31, 2006.  Due to a completion of a private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000 in May 2006, the Company was able to meet its current commitments of $466,508 at March 31, 2006, from current existing cash balances.  Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.

The market value of investments in marketable securities was $33,359 at June 30, 2006, compared to $36,686 at March 31, 2006.  The marketable securities held are highly volatile.  The book value of these publicly traded securities is $31,704 (2006 - $31,704).  Investments include shares with a book value of $30,796 (2006 - $30,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a book value of $1.

1.7

Capital Resources

In the three months ended June 30, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  Cash finder’s fees totalling an aggregate of

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

$20,016 were paid.

Insiders of Cream purchased an aggregate 51.2% of the private placement.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.  The acquisition of 1,000,000 units by Lang Mining and 242,234 units by Dauntless, constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining holds 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless holds 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.

Additionally, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 units, respectively, on the same terms as the other subscribers to the private placement.  Post closing, Mr. Holcapek holds or had control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner holds or had control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

During the three months ended June 30, 2006, 329,000 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $73,650 to the treasury and 65,500 warrants were exercised at $0.45 to provide $29,475 to the treasury.  In addition, a grant of 100,000 stock options was made to a director at a price of $0.50, expiring June 12, 2011.

Subsequent to June 30, 2006, 90,000 stock options were exercised at a price of $0.165 and 83,900 stock options were exercised at a price of $0.30, to provide $40,020 to the treasury.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

1.9

Transactions with Related Parties

	Three months ended June 30,
	2006	2005
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 54,414	$ 80,474
Lang Mining Corporation (b)	15,000	7,500
Kent Avenue Consulting Ltd. (d)	6,000	--
Fred Holcapek (e)	--	US$29,315

	June 30, 2006	March 31, 2006
Balances receivable from:
Casierra project advances (c)	$ 344,613	$ 16,866
LMC Management Services Ltd.	33,090	--
Sultan Minerals Ltd.	2,400	--
	380,103	16,866
Balances payable to (g):
LMC Management Services Ltd.	$ --	$ 903
Legal fees	--	3,000
Directors	68,348	446,935
	$ 68,348	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $5,000 (2006 - $2,500) per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, a company incorporated in British Columbia and its wholly-owned subsidiary, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

The private placement of 2,000,000 units at $0.30, as described in Item 1.7 in the Management Discussion and Analysis, was subscribed to entirely by Mr. Frank A. Lang, an insider of the Company.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at June 30, 2006, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2006.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the year ended March 31, 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 28, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

38,751,343 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
615,000	0.15	April 26, 2007
1,199,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
1,005,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010
100,000	0.43	June 11, 2011

Cream Minerals Ltd.

Three Months Ended
June 30, 2006

Warrants Outstanding

There are 1,934,500 warrants outstanding at a price of $0.45, expiring on April 18, 2007, 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, and 1,500,000 warrants outstanding at a price of $0.75, expiring on June 1, 2007.

Other Information

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

16